UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2010	December 31, 2009

PLAN ASSETS AND LIABILITIES

Total Plan Assets	$8,989,852	$8,178,879

Total Plan Liabilities	—	730

Net Assets Available for Benefits at Fair Value	8,989,852	8,178,149

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(45,070)	(23,533)

Net Plan Assets	$8,944,782	$8,154,616

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2010

INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$298,141
Employer contributions	110,794

Total contributions	408,935

Investment income:
Interest	8
Dividends	124,421
Net appreciation in fair value of investments	514,014
Income from Master Trust	259,115

Total investment income	897,558

Interest income on notes receivable from participants	12,791

Total additions	1,319,284

DEDUCTIONS:
Benefits paid to participants	519,538
Administrative expenses	9,580

Total deductions	529,118

NET INCREASE IN NET ASSETS	790,166

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,154,616

End of year	$8,944,782

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2010
SPECIFIC ASSETS

Employer Securities	$2,819,329

Participant Loans	$237,586

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2011	/s/ Steven A. Rogers
Steven A. Rogers
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee

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